

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Chad Bradford
Interim Chief Financial Officer
Elevate Credit, Inc.
4150 International Plaza, Suite 300
Fort Worth, Texas 76109

  **Re:  Elevate Credit, Inc.**
  **Form 10-K filed February 26, 2021**
  **Form 10-Q filed November 5, 2021**
  **File No. 001-37680**

Dear Mr. Bradford:

    We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Finance